                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)

                               ----------------

                        CONSOLIDATED CIGAR HOLDINGS INC.
                           (NAME OF SUBJECT COMPANY)

                 SOCIETE NATIONALE D'EXPLOITATION INDUSTRIELLE
                       DES TABACS ET ALLUMETTES ("SEITA")
                            DORSAY ACQUISITION CORP.
                                   (BIDDERS)

                               ----------------

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   1-20902E10
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                             JEAN-PHILIPPE CARRIERE
                                     SEITA
                                53, QUAI D'ORSAY
                          75347 PARIS CEDEX 07, FRANCE
                               (33-1) 45.56.62.17
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
              NOTICES AND COMMUNICATIONS ON BEHALF OF THE BIDDERS)

                               ----------------

                                   Copies to:

       DELIA B. SPITZER, ESQ.                    RONALD R. PAPA, ESQ.
           PROSKAUER ROSE                         PROSKAUER ROSE LLP
          9, RUE LE TASSE                           1585 BROADWAY
        75116 PARIS, FRANCE                 NEW YORK, NEW YORK 10036, USA
         (33-1)44.30.25.30.                         (212) 969.3000

                                 SCHEDULE 14D-1

 CUSIP No. 1-20902E10


      NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
  1   Dorsay Acquisition Corp.
                                                           Employer Tax Id:
 --------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [X]
  2                                                                 (b) [_]
 --------------------------------------------------------------------------
      SEC USE ONLY
  3

 --------------------------------------------------------------------------
      SOURCE OF FUNDS*
  4
      AF
 --------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) OR 2(f)                                                [_]
  5

 --------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
  6
      Delaware
 --------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  7
      19,600,000 shares of Class B Common Stock (right to acquire)
 --------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
  8
 --------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
  9
      65.8%
 --------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
  10
      CO

                                 SCHEDULE 14D-1

 CUSIP No. 1-20902E10


      NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
  1   Societe Nationale d'Exploitation Industrielle des Tabacs et
      Allumettes ("Seita")
 --------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [X]
  2                                                                 (b) [_]
 --------------------------------------------------------------------------
      SEC USE ONLY
  3

 --------------------------------------------------------------------------
      SOURCE OF FUNDS*
  4
      WC
 --------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) OR 2(f)                                                [_]
  5

 --------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
  6
      France
 --------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  7
      19,600,000 shares of Class B Common Stock (right to acquire)
 --------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*
  8
 --------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
  9
      65.8%
 --------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
  10
      CO

This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by Dorsay Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware ("Purchaser") and a wholly owned subsidiary of Societe Nationale d'Exploitation Industrielle des Tabacs et Allumettes ("Seita"), a corporation organized and existing under the laws of France ("Parent"), to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share, (the "Class A Shares"), and Class B Common Stock, par value $0.01 per share (the "Class B Shares," and together with the Class A Shares, the "Shares"), of Consolidated Cigar Holdings Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), at a price of $17.85 per Share, net to the seller in cash (subject to applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated December 22, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were filed with the Statement as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.






ITEM 10. ADDITIONAL INFORMATION.

  Item 10 is hereby amended and supplemented by adding thereto the following:

  The first sentence of the second paragraph on page 1 in the Introduction of the Offer to Purchase is hereby amended as follows:

  "Tendering stockholders who have Shares registered in their own name and who tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6--"Stock Transfer Taxes" of the Letter of Transmittal, stock transfer or other similar taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer."

  Paragraph 7 of the Letter to Clients, a copy of which was filed with the Statement as Exhibit (a)(5), is hereby amended as follows:

  "Tendering stockholders who have Shares registered in their own name and who tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer."

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 1998

                                          Seita

                                              /s/ Jean-Dominique Comolli
                                          By: _________________________________
                                          Name: Jean-Dominique Comolli

                                          Title: Chairman and Chief Executive
                                                 Officer

                                          Dorsay Acquisition Corp.

                                               /s/ Charles Lebeau
                                          By: _________________________________
                                          Name: Charles Lebeau

                                          Title: President, Secretary and
                                                 Treasurer